Mr. Andrew Mew
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Gateway Energy Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 24, 2010
File No. 0-06404

Dear Mr. Mew:

By letter dated October 8, 2010 ("Staff Letter"), the Staff of the Securities and Exchange Commission (the "Commission") submitted comments with respect to certain disclosures contained in the Annual Report on Form 10-K for the year ended December 31, 2009 of Gateway Energy Corporation (the "Company"). On behalf of the Company, set forth below are the Company's responses to those comments. For your convenience, we have repeated each of the comments set forth in the Staff Letter and followed each comment with the Company's response.

Form 10-K for the year ended December 31, 2009
Consolidated Statements of Operations, page F-4

1.	We note your response to comment one of our letter dated September 20, 2010. We note you filed your fiscal 2009 Form 10-K on March 24, 2010, and at that time had only received the first installment of the note on September 30, 2009. It appears there were collectability issues regarding the note receivable as of December 31, 2009, and the ultimate realization of the gain you recorded on the Shipwreck gathering System sale transaction was not reasonably assured. We do not concur with your accounting conclusion. Further, you continue to have collectability issues and are now attempting to sell the note receivable to third parties. Please revise your financial statements or advise us further why you are not required to do so.

Company Response:

     According to the Accounting Standard Codification (“ASC”) Topic 605 “Revenue Recognition,” “revenue should ordinarily be accounted for at the time a transaction is completed, with appropriate provision for uncollectible accounts. Revenue and gains generally are not recognized until being realized or realizable and until earned. There may be exceptional cases where receivables are collectible over an extended period of time and, because of the terms of the transactions or other conditions, there is no reasonable basis for estimating the degree of collectability. When such circumstances exist, and as long as they exist, either the installment method or the cost recovery method of accounting may be used”. We have considered the installment method and cost recovery method in calculating the gain for the sale of the Shipwreck Gathering System during the year ended December 31, 2009.

     In calculating the gain using the installment method, we determined a gross profit to sales ratio of 14%. As such, the gain recognized during the year ended December 31, 2009 would be the cash consideration received of the $50,000 installment payment and of the $2,387,865 asset retirement obligation liability assumed, multiplied by the 14% ratio or $342,695. The deferred gain for the same time period would be $21,086 and recognized according to the above gross profit to sales ratio as the consideration was received. We concluded this method might be misleading given the collectability issues associated with the $150,000 note receivable still outstanding.

     In calculating the gain using the cost recovery method, the gain recognized during the year ended December 31, 2009 would be the consideration received less all costs associated with the assets or $213,781. The deferred gain for the same time period would be $150,000. The recognition of the gain associated with the sold gathering system is deferred until the payments are realized. We concluded this method is more appropriate as we cannot estimate when the collection of the receivable will be made.

     The effect of the deferred gain on the December 31, 2009 income statement using the cost recovery method is a reduction in gain from sale of assets of $100,800, net of taxes calculated at the effective tax rate of 32.8%. See page 4 of this letter for modifications to the 2009 Form 10-K as it relates to the gain effects on the financial statements, earnings per share and disclosures.

(8) Change in Estimate, page F-18

2.	We note your response to comment two of our letter dated September 20, 2010. It appears the 2007 verbal conversations you had with the dismantling companies did not ensure that the asset retirement obligation (“ARO”) was calculated utilizing the fair value of costs to abandon. In this regard, care must be exercised to ensure assumptions are not arbitrarily determined. Your explanation that the increase in the ARO balance was a result of a change in estimate does not appear to be pervasive. It appears a due diligence issue existed in 2007 that was subsequently addressed in 2008 with the addition of the new Audit Committee members requesting a written estimate of the costs to dismantle your offshore platforms. Therefore, we remain unclear about the appropriateness of your conclusion that the adjustment made in 2008 was a change in estimate. It appears the costs associated with abandoning the facility were not appropriately reflected in your prior period financial statements and the adjustment made in 2008 appeared to be a correction of an error for prior period financial statements. Accordingly, please explain or revise your financial statements.

Company Response:

     In response to your statement above, we performed a detailed analysis on the ARO to determine the effect of the change in costs to abandon the offshore platform as it related to the year ended December 31, 2007. We used the $2.5 million expected fair value of costs to abandon the assets established from the written informal estimate in 2008. We also analyzed the change in liability if we discounted the costs from 2008 to 2007 noting an immaterial difference. Using the $2.5 million costs associated with the written informal estimate and the original 2007 assumptions, we noted an increase in the ARO liability balance of $316,617 to a total balance for the year ended December 31, 2007 of $711,257. This change would increase the ARO liability and increase the associated capitalized abandonment asset on the balance sheet at December 31, 2007. The effect of the increase on the year ended December 31, 2008 would be an increase in accretion and depreciation expense over the amount previously recorded of $33,856. Using the effective tax rate for 2008 of 36.8%, the net effect to income would be $21,397.

     To determine if the correction of an error in the 2007 prior period financial statements is material, we analyzed the misstatement using several techniques including a review of the qualitative and quantitative factors referred to in ASC Topic 250 “Accounting Changes and Error Corrections”. We performed a rollover and iron curtain analysis noting the error had less than a 2% affect on net income for 2008. We also noted the misstatement did not mask a change in earnings trend, hide a failure to meet expectations, change the income into a loss, or affect our compliance with regulatory or other contractual requirements. In addition, the financial statements were not intentionally misstated by management. Based on our evaluations, we concluded that the magnitude of the error is such that it is not probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the error. As the error is immaterial, we propose that we do not change the prior period financial statements to reflect the change in error. Going forward we will exercise additional care through detailed due diligence to ensure our assumptions are accurate.

We appreciate the staff's efforts in assisting the Company in its compliance with applicable disclosure requirements and enhancing the overall disclosure in its filings with the Commission. If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (713) 336-0844.

Sincerely,

                                      /s/ Jill Marlatt

                                Jill Marlatt
                               Controller
                                 (Principal Financial Officer)

(Excerpts from the 2009 Form 10-K)

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS

OF OPERATIONS

Discontinued Operations

     The Shipwreck/Crystal Beach Assets were sold to Impact Exploration & Production, LLC for consideration consisting of $200,000, payable in four quarterly installments, and the assumption of liabilities, including abandonment and retirement obligations with an effective date of June 30, 2009. We have received the first installment on the note as of December 31, 2009, but are uncertain as to the timing of the collection of the remaining three installments. As such, we have calculated the gain on sale of assets according to ASC Topic 605 “Revenue Recognition” using the cost recovery method. As a result of the sale, the Company recognized a pre-tax gain of $~~363,781~~ 213,781 and a deferred gain of $150,000, which will be recognized as the remaining installments are received.

     The following are the results of operations of the Crystal Beach Terminal and Shipwreck and Pirates’ Beach gathering systems for the periods presented:

		Years Ended December 31,
		2009	2008	2007
Operating revenues (1)		$131,964	$750,110	$1,007,065
Operating costs and
expenses (2)		337,359	432,652	412,227
Income (loss) from
discontinued operations,
net of taxes		(155,897)	194,480	356,903
Gain on disposal of
discontinued
operations, net of taxes		~~318,180~~ 217,380	-	-

Basic and diluted loss per
share from discontinued
operations		$(0.01)	$-	$-

Basic and diluted income
per share from gain on
disposal of discontinued
operations		~~0.02~~ 0.01	0.01	0.01
Total	$	~~0.01~~ -	$0.01	$0.01

Weighted average number
of common shares
outstanding:
Basic		19,303,488	19,126,587	17,781,059
Diluted		19,303,488	19,330,409	17,956,541

(1)	This revenue is based on billings to producers for transportation services.
(2)	This cost is comprised of operations and maintenance expense, depreciation expense, and accretion expenses.

Operations Support and Other Income (Expense)

	Year Ended December 31,
	2009	2008	2007

General and administrative	$2,405,400	$2,424,045	$2,044,342
Interest income	30,408	29,119	114,265
Interest expense	(116,699)	(157,091)	(95,599)
Gain on sale of intangible asset	-	-	286,579
Noncontrolling interest	-	(28,824)	(94,060)
Other income (expense), net	(178,758)	1,731,155	55,119
Income tax benefit (expense)	159,157	(375,764)	1,906,678
Discontinued operations, net of tax	(155,897)	194,480	605,946
Gain on disposal of discontinued
operations, net of taxes	~~318,180~~ 217,380	-	1,241,722

GATEWAY ENERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

		December 31,
		2009		2008
ASSETS
Current Assets
Cash and cash equivalents		$2,086,787		$1,789,029
Restricted cash		900,000		-
Accounts receivable trade, net		1,101,100		969,859
Notes receivable		148,088		-
Prepaid expenses and other assets		41,941		121,398
Current assets of discontinued operations		-		1,805,167
Total current assets		4,277,916		4,685,453

Property and Equipment, at cost
Gas gathering, processing and transportation		8,855,967		8,843,142
Net profits production interest		701,482		763,909
Office furniture and other equipment		150,500		143,654
		9,707,949		9,750,705
Less accumulated depreciation, depletion, and amortization		(2,785,241)		(2,371,704)
		6,922,708		7,379,001
Other Assets
Deferred tax assets, net		1,295,455		1,205,000
Intangible assets, net of accumulated amortization of $345,567 and $222,082 as of
December 31, 2009 and 2008, respectively		563,032		765,337
Other		36,803		136,657
Non-current assets of discontinued operations		-		2,519,253
		1,895,290		4,626,247
Total assets		$13,095,914		$16,690,701

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable		$660,504		$776,519
Accrued expenses and other liabilities		305,549		323,100
Current maturities of long-term debt		-		1,062,000
Current maturities of capital lease		9,188		20,235
Deferred gain on sale of discontinued operations		100,800		-
Total current liabilities		~~975,241~~ 1,076,041		2,181,854

Long-term capital lease, less current maturities		-		9,187
Non-current liabilities of discontinued operations		-		2,318,315
Total liabilities	$	~~975,241~~ 1,076,041		$4,509,356

Commitments and contingencies		-		-

Stockholders' Equity
Preferred stock – $1.00 par value; 10,000 shares authorized;
no shares issued and outstanding		-		-
Common stock – $0.25 par value; 35,000,000 shares authorized;
19,397,125 and 19,207,249 shares issued and outstanding at December 31,
2009 and 2008, respectively		4,849,281		4,801,812
Additional paid-in capital		17,395,828		17,284,485
Accumulated deficit		~~(10,124,436~~	~~)~~	(9,904,952)
	(10,225,236)
Total stockholders’ equity		~~12,120,673~~		12,181,345
	12,019,873
Total liabilities and stockholders’ equity		$13,095,914		$16,690,701

GATEWAY ENERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
		Year Ended December 31,
		2009	2008
Operating revenues
Sales of natural gas		$4,183,830	$12,033,817
Transportation of natural gas and liquids		2,342,479	1,788,070
Treating and other		181,665	60,589
		6,707,974	13,882,476
Operating costs and expenses
Cost of natural gas purchased		3,586,046	10,979,136
Operation and maintenance		384,009	433,577
General and administrative		2,405,400	2,424,045
Depreciation, depletion and amortization		608,394	621,252
		6,983,849	14,458,010
Operating loss		(275,875)	(575,534)

Other income (expense)
Interest income		30,408	29,119
Interest expense		(116,699)	(157,091)
Other income (expense), net		(178,758)	1,731,155
Other income (expense)		(265,049)	1,603,183

Income (loss) from continuing operations before income taxes and
discontinued operations		(540,924)	1,027,649

Provision for income taxes
Current income tax expense		36,069	35,000
Deferred income tax expense (benefit)		(195,226)	340,764
		(159,157)	375,764

Income (loss) from continuing operations		(381,767)	651,885
Net income attributable to non-controlling interest		-	(28,824)
Income (loss) from continuing operations attributable to controlling interest		(381,767)	623,061

Discontinued operations, net of taxes
Income (loss) from discontinued operations, net of taxes		(155,897)	194,480
Gain on disposal of assets, net of taxes	~~318,180~~ 217,380		-
Income from discontinued operations		~~162,283~~ 61,483	194,480

Net income (loss)	$	~~(219,484 )~~	$817,541
	(320,284)

Basic and diluted income (loss) per share:
Continuing operations		$(0.02)	$0.03
Discontinued operations		~~0.01~~ -	0.01
Net income	$	~~(0.01)~~ (0.02)	$0.04
Weighted average number of common shares outstanding:
Basic		19,303,488	19,126,587
Diluted		19,303,488	19,330,409

GATEWAY ENERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the Years Ended December 31, 2009 and 2008

			Additional
	Common Stock		Paid-in		Accumulated	Non-controlling
	Shares	Amount	Capital		Deficit	Interest		Total
Balance at January 1, 2008	19,026,665	$4,756,665	$16,460,763		$(10,909,734)	$816,222		$11,123,916
Issuance of common stock for
services	10,000	2,500	6,500		-	-		9,000
Issuance of common stock and
purchase of ADAC non-
controlling interest	100,000	25,000	673,981		187,241	(845,046)		41,176
Stock-based compensation expense	-	-	100,891		-	-		100,891
Issuance of common stock related to
exercise of stock options	70,584	17,647	42,350		-	-		59,997
Net income	-	-	-		817,541	28,824		846,365
Balance at December 31, 2008	19,207,249	4,801,812	17,284,485		(9,904,952)	-		12,181,345
Stock-based compensation expense	-	-	98,812		-	-		98,812
Issuance of common stock to
directors	189,876	47,469	12,531		-	-		60,000
Net loss								~~(219,484~~	~~)~~
	-	-	-		~~(219,484)~~(320,284)	-		(320,284)
Balance at December 31, 2009	19,397,125	$4,849,281	$17,395,828	$	~~(10,124,436 )~~	$-	$	~~12,120,673~~
					(10,225,236)			12,019,873

(2) Summary of Significant Accounting Policies

Earnings Per Share

     Basic earnings per share is computed by dividing net earnings or net loss by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net earnings or net loss by the weighted average number of shares outstanding, after giving effect to potentially dilutive common share equivalents outstanding during the period. Potentially dilutive common share equivalents are not included in the computation of diluted earnings per share if they are anti-dilutive. For the years ended December 31, 2009 and 2008, 1,278,947 and 203,822 potentially dilutive common shares arising from outstanding stock options and warrants have been excluded from diluted earnings per share as their effects were anti-dilutive.

		Year Ended December 31,
		2009	2008
Weighted average number of common
shares outstanding		19,303,488	19,126,587
Effect of dilutive securities		-	203,822
Weighted average dilutive common shares
outstanding		19,303,488	19,330,409

Income (loss) from continuing operations		(381,767)	651,885
Income from discontinued operations, net of		~~162,283~~
taxes		61,483	194,480
Net income attributable to noncontrolling
interests		-	(28,824)
Net income (loss) attributable to controlling		~~(219,484 )~~
interests		$(320,284)	$817,541

Basic and diluted income per common
share:
Continuing operations		$(0.02)	$0.03
Less: income attributable to
noncontrolling interests		-	-
Discontinued operations		~~0.01~~ -	0.01
Net loss	$	~~(0.01)~~ (0.02)	$0.04

(5) Income Taxes

     The provision tax effects of temporary differences that give rise to the deferred tax assets and liabilities as of December 31, were as follows:

	2009	2008
Deferred tax assets:
Net operating loss carryforwards	$1,552,690	$1,427,247
AMT tax credit	54,297	54,297
Property and equipment	197,655	-
Stock options	96,056	60,831
Asset retirement obligation	-	826,479
State NOL	41,009	41,009
Accrued bonus	7,130	-
Less: Current deferred tax asset	(7,130)	-
Less: Valuation allowance	(41,009)	(41,009)
Total deferred tax asset	1,900,698	2,368,854

Deferred tax liabilities:
Identified intangible assets	(146)	-
Property, plant, and equipment	-	(558,757)
Casualty gain/loss	(605,097)	(605,097)

Total deferred tax liability	(605,243)	(1,163,854)
Net deferred tax asset	$1,295,455	$1,205,000

     In 2009, the Company sold its Pirates Beach and Shipwreck gathering system consisting of an offshore platform and related pipelines, as well as a related onshore facility known as the Crystal Beach terminal, which represent a disposal of a segment of its business. Discontinued operations decreased its net loss by $~~162,283~~ 61,483 ($~~259,925~~ 109,925 less tax effect of $~~97,642~~ 48,442). See Footnote 12 to the Consolidated Financial Statements.

(11) Segments, Major Customers and Concentrations

     Summarized financial information for the years indicated of the Company’s reportable segments from continuing operations:

		2009	2008
Reconciliation to Net Income
Operating margin		$2,737,919	$2,469,763
Less:
Depreciation, depletion and amortization expense		608,394	621,252
General and administrative		2,405,400	2,424,045
Interest expense		116,699	157,091
Income tax expense		-	375,764
Non-controlling interest		-	28,824
Plus:
Interest income		30,408	29,119
Other income (expense), net		(178,758)	1,731,155
Income tax benefit		159,157	-
Discontinued operations, net of taxes		(155,897)	194,480
		~~318,180~~
Gain on sale of discontinued operations, net of taxes		217,380	-
Net income (loss)	$	~~(219,484 )~~	$817,541
		(320,284)

(12) Discontinued Operations

     On June 30, 2009, the Company sold its Shipwreck gathering system consisting of an offshore platform and related pipelines, as well as a related onshore facility known as the Crystal Beach terminal (the “Shipwreck/Crystal Beach Assets”). In a separate transaction, the Company also sold its Pirates’ Beach gathering system (the “Pirates’ Beach Assets”).

     The Shipwreck/Crystal Beach Assets were sold to Impact Exploration & Production, LLC for consideration consisting of $200,000, payable in four quarterly installments, and the assumption of liabilities, including abandonment and retirement obligations with an effective date of June 30, 2009. We have received the first installment on the note as of December 31, 2009, but are uncertain as to the timing of the collection of the remaining three installments. As such, we have calculated the gain on sale of assets according to ASC Topic 605 “Revenue Recognition” using the cost recovery method. As a result of the sale, the Company recognized a pre-tax gain of $~~363,781~~213,781 and a deferred gain of $150,000 which will be recognized as the remaining installments are received.

     The Pirates’ Beach Assets were sold to Emerald Gathering and Transportation, L.L.C. for consideration consisting of $300,000, of which $50,000 was paid at closing, with the balance payable in five monthly installments, and the assumption of liabilities, including abandonment and retirement obligations with an effective date of June 1, 2009. As a result of the sale, the Company recognized a pre-tax gain of $101,539.

     Accordingly, prior period financial statement amounts have been adjusted to give effect to these dispositions as discontinued operations.

     The following are the results of operations of the Crystal Beach Terminal and Shipwreck and Pirates’ Beach gathering systems for the periods presented:

	Year Ended December 31,
		2009	2008
Operating revenues (1)		$131,964	$750,110
Operating costs and
expenses (2)		337,359	432,652
Income (loss) from
discontinued
operations, net of taxes		(155,897)	194,480
Gain (loss) on disposal
of discontinued		~~318,180~~
operations, net of taxes		217,380	-

Basic and diluted income
(loss) per share from
discontinued
operations		$(0.01)	$-
Basic and diluted income
per share from gain on
disposal of
discontinued
operations		~~0.02~~ 0.01	0.01
Total	$	~~0.01~~ -	$0.01

Weighted average
number of common
shares outstanding:
Basic		19,303,488	19,126,587
Diluted		19,303,488	19,330,409

(1)	This revenue is based on billings to producers for transportation services.
(2)	This cost is comprised of operations and maintenance expense, depreciation expense, and accretion expenses.